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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)


                                   BELK, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                     CLASS B COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class of Securities)

                                 RALPH A. PITTS
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                                   BELK, INC.
                             2801 WEST TYVOLA ROAD
                      CHARLOTTE, NORTH CAROLINA 28217-4500
                                 (704) 357-1000
         (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
                                    Copy to:
                             ---------------------
                              JOHN D. CAPERS, JR.
                              KING & SPALDING LLP
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
$28,500,000.................................................           $2,306
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

* Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 3,000,000 shares at $9.50 per share.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $2,306.00

    Form or Registration Number: Schedule TO

    Filing Party: Belk, Inc.

    Date Filed: April 23, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [ ] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

    This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed with the Securities and Exchange Commission ("SEC") on April 23, 2003, as amended by Amendment No. 1 to the Schedule TO ("Amendment No. 1") filed with the SEC on May 6, 2003, relating to the issuer tender offer of Belk, Inc., a Delaware corporation, to purchase up to 3,000,000 shares of its Class A and Class B common stock, $0.01 par value per share. Belk, Inc. offered to purchase these shares at a price of $9.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the "Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.


    The information contained in the Offer to Purchase, as amended, and the related Letter of Transmittal, as amended, are hereby incorporated by reference in response to all the items of this Schedule TO, as amended.

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


ITEM 4.  TERMS OF THE TRANSACTION



     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:



     The tender offer expired at 5:00 p.m., Eastern Daylight Time, on May 21, 2003. A total of 2,002,312 shares of the Company's Class A common stock and a total of 806,686 shares of the Company's Class B common stock, for a combined total of 2,808,998 shares of the Company's Class A and Class B common stock, were validly tendered, not withdrawn, and accepted for purchase at a purchase price of $9.50 per share. There was no proration.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.


                                          BELK, INC.

                                          By:      /s/ RALPH A. PITTS
                                            ------------------------------------
                                            Name: Ralph A. Pitts
                                            Title: Executive Vice President,
                                                   General Counsel and Corporate
                                                   Secretary


Date: May 23, 2003

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
(a)(1)*       Form of Offer to Purchase, dated April 23, 2003.
(a)(1)(a)**   Form of Offer to Purchase, dated April 23, 2003, as amended.
(a)(2)*       Form of Letter of Transmittal, together with Guidelines for
              Certification of Taxpayer Identification Number on
              Substitute Form W-9.
(a)(2)(a)**   Form of Letter of Transmittal, as amended, together with
              Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(3)*       Form of Letter to Stockholders of the Company from John M.
              Belk, Chairman and Chief Executive Officer, dated April 23,
              2003.
(a)(4)*       Form of Notice of Guaranteed Delivery.
(a)(5)*       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees, dated April 23, 2003.
(a)(6)*       Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees to
              their Clients.
(a)(7)*       Appraiser's Narrative Summary of the Fair Market Value of
              Belk, Inc. Common Stock as of February 2, 2003, prepared by
              Willamette Management Associates.
(d)(1)        Note and Pledge Agreement, dated October 1, 2001, by and
              between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
              000-26207)).
(d)(2)        Note and Pledge Agreement, dated October 1, 2001, by and
              between H.W. McKay Belk and Belk, Inc. (incorporated by
              reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
              000-26207)).
(d)(3)        Note and Pledge Agreement, dated October 1, 2001, by and
              between John R. Belk and Belk, Inc. (incorporated by
              reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
              000-26207)).
(d)(4)        Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on
              Form 10-K, filed on May 3, 2002 (File No. 000-26207)).



 * Previously filed with the Schedule TO dated April 23, 2003.



** Previously filed with Amendment No. 1 to the Schedule TO dated May 6, 2003.